Exhibit 99.3

April 25, 2018

Central European Media Enterprises Ltd.
c/o CME Media Services Limited
Krizeneckeho namesti 1078/5
152 00 Prague 5 – Barrandov
Czech Republic

Ladies and Gentlemen:

1.
Reference is made to (i) that certain Standing Proxy/Authorization, dated as of the date hereof (the “Initial TWX Proxy”), pursuant to which Time Warner Inc. (“TWX”) grants to certain directors of Central European Media Enterprises Ltd. (“CME”) the right to vote shares of Class A Common Stock of CME under certain circumstances, and (ii) that certain Standing Proxy/Authorization, dated as of the date hereof (the “Initial TWBV Proxy”), pursuant to which Time Warner Media Holdings B.V. (“TWBV”) grants to the directors of CME the right to vote shares of Class A Common Stock of CME under certain circumstances. Copies of the Initial TWX Proxy and Initial TWBV Proxy are attached hereto and are referred to as the “Initial Proxies.”

2.
On or before the expiration date of the Initial Proxies, both TWX and TWBV will deliver to CME a new proxy (the “First Replacement Proxies”), in substantially the same form as the Initial Proxies, and with a term beginning on the expiration date of the Initial Proxies and lasting for twelve (12) months. In addition, each of TWX and TWBV will have the unilateral option to deliver to CME a proxy (the “Second Replacement Proxies”), in substantially the same form as the Initial Proxies and with a term beginning on the expiration date of the First Replacement Proxies and lasting for twelve (12) months. The Initial Proxies, First Replacement Proxies and Second Replacement Proxies are referred to collectively herein as the “Proxies.”

3.
If, during the term of a Proxy, a General Meeting of the Company is convened to vote in respect of a “Change of Control Event” (as defined in the Proxies), then with respect to any matters at such meeting that do not relate to the Change of Control Event, TWX and TWBV will ensure so far as is possible that the votes of the Class A Common Stock that are subject to a Proxy are cast to reflect the proportions of votes cast excluding those that are subject to the Proxies.

4.	TWX and TWBV will not revoke any of the Proxies prior to the date of expiration of those Proxies.

5.	Except as otherwise agreed with you in writing, this agreement shall automatically terminate with respect to any Proxy on such date as the proxy terminates by its terms.

6.
TWX shall indemnify CME, its subsidiaries and their respective officers, directors, employees and agents (collectively, the “Indemnified Parties”) from and against all third-party claims and all damages, losses, liabilities, reasonable expenses and settlement amounts (including reasonable legal fees and costs) (collectively, “Indemnified Amounts”) to the extent primarily arising out of or in connection with this agreement, except to the extent that any such Indemnified Amounts arise out of or are in connection with the failure of an Indemnified Party to comply with the terms hereof or in the Proxies. In the case of any claim asserted by CME under this Agreement, notice shall be given by CME to TWX promptly after CME has actual knowledge of any claim as to which indemnity may be sought, and CME shall permit TWX (at the expense of TWX) to assume the defense of any claim or any litigation resulting therefrom, provided that (i) counsel for TWX who shall conduct the defense of such claim or litigation shall be reasonably satisfactory to CME, and CME may participate in such defense at CME’s expense and (ii) the failure of CME to give notice as provided herein shall not relieve TWX of its indemnification obligation under this agreement, except to the extent that such failure results in a lack of actual notice to TWX and TWX is materially prejudiced as a result of such failure to give notice. Any settlement or compromise of such asserted claim by TWX shall require the prior written consent of CME, which consent shall not be unreasonably withheld, conditioned or delayed, provided that no such consent shall be required as long as it is solely a monetary settlement (that will be paid entirely by or on behalf of TWX) that provides a full release of CME with respect to such matter and does not contain an admission of liability on the part of CME and will not have an ongoing adverse effect on the business or operations of CME.

7.
TWX and TWBV acknowledge and agree that CME and its subsidiaries may be irreparably harmed by the breach of the terms of this agreement and damages may not be an adequate remedy, and CME may therefore seek an injunction or specific performance for any threatened or actual breach of the provisions of this agreement by TWX or TWBV.

8.
No failure or delay in exercising any right, power or privilege under this agreement will operate as a waiver thereof nor will any single or partial exercise of any right, power or privilege preclude any further exercise thereof or the exercise of any other right, power or privilege under this agreement. The terms of this agreement and our obligations under this agreement may only be amended by a written instrument signed by you and us.

9.
Except as expressly provided herein, this agreement is for the sole benefit of the parties hereto and their heirs, beneficiaries, successors and permitted assignees and nothing herein expressed or implied will give or be construed to give any person or entity, other than the parties hereto and such successors and permitted assignees, any other right, benefit or remedy of any nature whatsoever under or by reason of this agreement.

10.
This agreement shall be governed by and construed in accordance with the laws of the State of New York. Any dispute, controversy or claim arising out of or relating to this agreement, or the breach, termination or invalidity hereof, shall be subject to the exclusive jurisdiction of the courts of the State of New York or federal courts based in New York, New York.

11.	If any provision of this agreement shall be held to be illegal or unenforceable, the enforceability of the reminder of this agreement shall not be affected.

12.	This agreement shall be binding upon and for the benefit of the undersigned parties, their successors and assigns.

13.
Neither party (without the prior written consent of the other party) can assign this agreement. If either TWX or TWBV transfers shares that are subject to a Proxy to an Affiliate (as defined in the Proxy), then such transferor will ensure that the transferee complies with all obligations hereunder, including delivery of a new proxy on substantially the same terms as those of the Proxies.

14.	This agreement may be executed in two counterparts each of which when executed and delivered is an original, but the counterparts together constitute the same document.

15.	Both parties warrant that they are entitled to enter this agreement and perform their obligations herein.

Please indicate your agreement with the contents of this agreement by having one of your authorized representatives countersign below and returning such signed copy to us.

[The Remainder of this Page Intentionally Left Blank]

Yours sincerely,

For and on behalf of

TIME WARNER INC.

/s/ Priya Dogra
Name: Priya Dogra
Title: Senior Vice President, Mergers & Acquisitions

TIME WARNER MEDIA HOLDINGS B.V.

/s/ Stephen N. Kapner
Name: Stephen N. Kapner
Title: Managing Director

We acknowledge and agree to the above:

For and on behalf of

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.

/s/ David Sturgeon
Name: David Sturgeon
Title: Chief Financial Officer

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